SEC
Reference No. 82-5173

amadeus

04 MAR 22 AM 7:21

Madrid, 15 March 2004

04010743

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

Amadeus Global Travel Distribution, S.A. (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

SUPPL PROCESSED MAR 22 2004 THOMSON FINANCIAL

Reference No. 82-5173

Dear Sirs:

We are furnishing the following information to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") which consists of information that the Company (i) has made or is required to make public pursuant to the laws of the Kingdom of Spain, its country of domicile, incorporation and organisation, and (ii) has filed or is required to file with the exchanges on which its class A preferred shares, par value € 0.01, are listed and which has been made public by such exchanges.

In accordance with Rule 12g3-2(b)(1)(iv), the following changes (in red color and italic) are necessary to the list of information set forth in Annex 1 to our letter dated 11 April, 2001 in accordance with Rule 12g3-2(b)(1)(ii):

2. INFORMATION FILED WITH THE COMISIÓN NACIONAL DEL MERCADO DE VALORES AND MADE PUBLIC UNDER THE LAWS AND REGULATIONS OF THE SPANISH SECURITIES MARKET

2.1.2 Semi-annual Reports

Description: To add paragraph in Italic *"Additionally, any transaction executed with related parties (i.e. shareholders with significant shareholdings, directors, and any other person or entity acting on their behalf) must be included in the semi-annual reports."*

Applicable Requirements: To add paragraph in Italic: Filing with the CNMV and with the Spanish Exchanges pursuant to article 35 of the Securities Market Law *(as amended by Law 44/2002 on Renovation Measures for the Financial System)*, and the Order of the Ministry of Economy and Finance dated 18 January 1991.

dlw 3/22

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A.

SALVADOR DE MADARIAGA 1
28027 MADRID
SPAIN

T + 34 915 820 100
F + 34 915 820 144
+ 34 915 820 133

2.1.4 Notification of Significant Events

Description: To add paragraph in Italic: Spanish listed companies must file with the CNMV *and include in their web site* all relevant information which may be price sensitive.

Applicable Requirement: Notification to the CNMV pursuant to article 82 *and 83 bis* of the Securities Market Law *(as amended by Law 44/2002 on Renovation Measures for the Financial System).*

2.1.5 Notification of other significant events, including the following

To add paragraph in Italic: *In addition to the above, in the context of a transaction that may appreciably influence the listing of securities of financial instruments affected, should an abnormal evolution of the volume contracted or negotiated prices occur or should there be a rational indication that such an evolution is taking place as a result of the premature, partial or distorted disclosure of a such transaction, the company shall immediately issue a Significant Event, providing information on the status of the same.*

Applicable Requirement: To add paragraph in Italic: Filing with the CNMV pursuant to article 82 *and 83 bis of the Securities Market Law (as amended by Law 44/2002 on Renovation Measures for the Financial System).*

To add new Sections 2.1.6 and 2.1.7

2.1.6 Internal Codes of Conduct

Description: *The Board of Directors and the General Shareholders Meetings of Spanish listed companies must each approve an internal regulation/code of conduct that must be submitted to the CNMV and registered with the Mercantile Registry.*

Date: *Notification to the CNMV must be made as soon as possible after the approval of the relevant Codes, and shall be registered with the Mercantile Registry once such notification has been made.*

Applicable Requirement: *Article 113 and 115 of the Securities Market Law (as amended by Law 26/2003 on Transparency of Listed Companies).*

Note: *The obligation to draft and file the Internal Codes of Conduct shall be applicable from 19 July 2004.*

2.1.7 Corporate Governance Annual Report

Description: *Spanish listed companies must annually file with the CNMV a Corporate Governance Annual Report, which shall have at least the following information:*

(a) *Ownership of the Company including identification of the principal shareholders;*

(b) *Structure of the Company's Board of Directors;*

(c) *Identification of the Company's related parties transactions;*

(d) *Risk control policy of the Company;*

(e) *Operation of the Company's Shareholders' Meetings and procedures thereof;*

(f) *Extent to which corporate governance recommendations have been followed.*

Applicable Requirements: Article 116 of the Securities Market Law (as amended by Law 26/2003 on Transparency of Listed Companies), and sections 1 to 3 of the Economic Order 3722/2003, of 26th December, on the annual corporate governance report and other information instruments of Spanish and foreign listed companies. The CNMV shall develop the relevant regulations to be followed by listed companies regarding the Standard Model of the Corporate Governance Annual Report.

Note: The obligation to file with the CNMV a Corporate Governance Annual Report will be effective as of the call of the Shareholders' Meeting for the approval of the company's annual accounts for year 2003 (Such shareholders' meeting shall take place no later than 30 June 2004, and the relevant call shall be at least 15 days before the meeting).

3 INFORMATION PROVIDED IN THE COMPANY'S WEB SITE

To add new Section below.

The address of the Company's web site is *http://www.amadeus.com.*

Description: Listed companies must have a web site containing at least the following information (being the Directors responsible for keeping such information updated):

(i) *By-laws.*

(ii) *Annual accounts and internal code of conduct.*

(iii) *Documents relating to the General Shareholders Meeting sessions.*

(iv) *Information on the procedures followed by the General Shareholders Meeting.*

(v) *Existing communication procedures between the company and shareholders.*

(vi) *Methods and procedures to grant powers of representation at the General Shareholders Meeting.*

(vii) *Significant events.*

(viii) *Internal regulation of the General Shareholders Meeting.*

(ix) *Internal regulation of the Board of Directors and of any Commission or Committee within the Board (as the case may be).*

(x) *Methods and procedures to exercise distance voting.*

(xi) *Corporate Governance Reports.*

This obligation is effective as of 9 February 2004, except for the information described in sections (viii) to (xi) above, which shall be included in the web site as soon as the obligation to have the relevant documents is enforceable.

Applicable Requirement: Article 117 of the Securities Market Law (as amended by Law 26/2003 on Transparency of Listed Companies), and section 4 of the Economic Order 3722/2003, of 26th December, on the annual corporate governance report and other information instruments of Spanish and foreign listed companies.

In addition, Spanish listed companies have now the possibility to comply with any information duties set out by the Public Companies Act through any technical, electronic or telematic mean. Shareholders will, however be entitled to request such information in hard copy.

Most of the amendments above arise from changes in legal disclosure requirements in Spain.

Notwithstanding the above, please find enclosed a revised list of the documents required to be furnished to the Commission as an Annex I to this letter.

The Company hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact either: Jacinto Esclapés Díaz or Tomás López Fernebrand, Amadeus Global Travel Distribution, S.A., Salvador de Madariaga 1, 28007 Madrid, Spain, telephone: +34 915 821 231, facsimile: +34 915 820 129; our Spanish counsel, Alejandro Ortiz, Linklaters, Zurbarán 28, 28010 Madrid, Spain, telephone: +34 91 399 6000, facsimile: +34 91 399 6001; or our United States counsel, Stephen A. Thierbach or Stephen J. Double of Linklaters, One Silk Street, London EC2Y 8HQ, telephone: +44 207 456 2000, facsimile: +44 207 456 2222.

Very truly yours,

Amadeus Global Travel Distribution, S.A.

By: ______________________

Jacinto Esclapés Díaz
Director Corporate & Tax

cc: Alejandro Ortiz
Stephen A. Thierbach
Stephen J. Double
Linklaters

Enclosures:

- Press Release new pricing model (November 25, 2003)
- Presentation new pricing model (November 25, 2003)
- Appointment of Board member (Relevant fact of December 3, 2003)

- Appointment of Board member (Relevant fact of December 22, 2003)
- Acquisition of 20% stake in COMTEC (Relevant Fact of February 4, 2004)
- Resignation of Board members (Relevant Fact of February 24, 2004)
- IAS financial statements as of December 31, 2003.
- Report on agreed-upon procedures as of December 31, 2003.
- Management discussion and analysis as of December 31, 2003.
- Press Release 4th Quarter/Full year 2003 Results (IAS).
- Presentation to analyst year end results.

ANNEX 1

Information furnished pursuant to Rule 12g3-2(b)

1 INFORMATION MADE PUBLIC UNDER SPANISH LAW

1.1 Notices of General Shareholders' Meeting

Description: Notices of General Shareholders' Meeting contain the date of the meeting, the agenda for the Meeting, and the resolutions proposed by the Company's Board of Directors to be discussed and, if appropriate, adopted during the course of the Meeting.

Date: Notices of General Shareholders' Meetings must be published in the Official Bulletin of the Mercantile Registry and in at least one of the daily newspapers of widest circulation in the province in which the relevant company is domiciled, at least 15 days prior to the first calling of the meeting.

Applicable Requirement: Public Companies Act, article 97.

1.2 Resolutions relating to the appointment of members of the Board of Directors

Description: The resolutions relating to the appointment of members of the Board of Directors are adopted at the General Shareholders' Meeting. Appointments shall state the directors' names, ages, and terms of office, if they are natural persons, or their company name if they are legal persons and, in both cases, their addresses and nationalities. In respect of the directors authorised to represent the Company the resolutions shall indicate whether they may act individually or whether they are required to act jointly.

Date: The appointment of directors must be presented for registration at the Mercantile Registry within ten days following the date of acceptance.

Applicable Requirement: Article 125 of the Public Companies Act and article 138 et seq. of the Royal Decree 1784/96 of 19 July 1996 on the Mercantile Registry (*Royal Decree 1784*).

1.3 Resignation of members of the Board of Directors

Description: The resignation of a director must be notified to the Company or presented during a General Shareholders' Meeting or a Meeting of the Board of Directors.

Date: The resignation is required to be presented for registration at the Mercantile Registry as soon as possible after its occurrence.

Applicable Requirement: Filing and registration with the Mercantile Registry pursuant to Royal Decree 1784, article 147.

1.4 Resolutions for capital decreases

Description: A capital decrease resolution is adopted by the General Shareholders' Meeting and shall specify the amount and method for the decrease.

Date: The resolution for a capital decrease is required to be filed with the Mercantile Registry as soon as possible after its occurrence.

Applicable Requirement: Filing and registration with the Mercantile Registry pursuant to Royal Decree 1784, articles 170 et seq.

1.5 Admission to listing and withdrawal from listing of the Company's shares

Description: Any admission or withdrawal from listing in a secondary market of the shares of a company must be filed with the Mercantile Registry. For such a filing with the Mercantile Registry, a certificate from the Stock Exchange Regulator is required.

Date: The admission or withdrawal from listing shall be filed with the Mercantile Registry as soon as possible after its occurrence.

Applicable Requirement: Filing and registration with the Mercantile Registry pursuant to article 94.3 of Royal Decree 1784.

1.6 Amendments to the by-laws of the Company

Description: Amendments to the by-laws of the Company containing the text of the amended provisions of the by-laws shall be approved at the General Shareholders' Meeting.

Date: The amendments are required to be filed and registered with the Mercantile Registry as soon as possible after their occurrence.

Applicable Requirement: Registration with the Mercantile Registry pursuant to article 144 of the Public Companies Act.

1.7 Annual Report

Description: The directors of the Company are obliged to prepare, within three months from the end of each financial year, the annual accounts, the Directors' report on the development of the business and position of the Company and the proposal for the application of the profits.

The annual accounts consist of the balance sheet, the profit and loss accounts and the notes to the accounts. The notes to the accounts shall comment on the balance sheet and the profit and loss account.

The annual accounts and the directors' report shall be audited by auditors who shall prepare a detailed report thereon (the "Auditors' Report").

The annual accounts, together with the proposal for the application of profits are subject to the approval of the General Shareholders' Meeting.

Date: The annual accounts, the Directors' report and the Auditors' Report (together, the "Annual Report") shall be filed with the Mercantile Registry within one month after the approval of the annual accounts by the General Shareholders' Meeting.

The annual accounts and the Auditors' Report shall be made available to the shareholders by the Company, upon notice of the General Shareholders' Meeting called for the approval of the annual accounts.

Applicable Requirement: Filing with the Mercantile Registry pursuant to article 218 of the Public Companies Act.

Availability of the annual accounts to the shareholders pursuant to article 212 of the Public Companies Act.

1.8 Delegation and Revocation of Powers

Description: The Board of Directors may appoint among its members an executive committee or one or more managing directors without prejudice to the powers which it may grant to any person.

The resolution in respect of the delegation of powers shall contain an exact description of the powers and whether they may be exercised jointly or severally.

Date: The resolution is required to be filed for registration with the Mercantile Registry as soon as possible after its occurrence.

Applicable Requirement: Filing and registration with the Mercantile Registry pursuant to Royal Decree 1784, article 149 et seq.

2 INFORMATION FILED WITH THE COMISIÓN NACIONAL DEL MERCADO DE VALORES AND MADE PUBLIC UNDER THE LAWS AND REGULATIONS OF THE SPANISH SECURITIES MARKET

2.1 Periodic/General Information

2.1.1 Interim Reports

Description: Spanish listed companies are subject to certain information reporting requirements. Accordingly, two interim reports shall be filed each year by the Company. The first interim report shall contain financial information concerning the period between the beginning of the Company's fiscal year and the end of the first quarter, while the second interim report shall contain financial information concerning the period between the beginning of the Company's fiscal year and the end of the third quarter. The reports must contain a forecast of profits, business, distributed dividends and significant events (see below) in relation to both the Company and its subsidiaries.

Date: The two interim reports must be filed by May 16 and November 16 of each year, at the latest.

Applicable Requirement: Filing with the Comisión Nacional del Mercado de Valores (the "CNMV") pursuant to article 35 of the Securities Market Law, and the Order of the Ministry of Economy and Finance dated 18 January 1991.

2.1.2 Semi-annual Reports

Description: Spanish listed companies must also file two semi-annual reports each year. The first semester report shall contain financial information covering the period from the beginning of the Company's fiscal year to the end of the first semester, and the second semester report shall contain financial information covering the period from the beginning of the Company's fiscal year to the end of the second semester.

The semi-annual reports contain more detailed financial information than that contained in the interim reports. They shall contain a balance sheet, profit information, distributed dividends, number of employees, business development and information about significant events. The Company must

therefore file two semi-annual reports each year in respect of both itself and its subsidiaries.

Additionally, any transaction executed with related parties (i.e. shareholders with significant shareholdings, directors, and any other person or entity acting on their behalf) must be included in the semi-annual reports.

Date: These reports must be filed by March 1 and September 1 of each year, at the latest.

Applicable Requirements: Filing with the CNMV and with the Spanish Exchanges pursuant to article 35 of the Securities Market Law (as amended by Law 44/2002 on Renovation Measures for the Financial System), and the Order of the Ministry of Economy and Finance dated 18 January 1991.

2.1.3 Annual Reports

Date: The Annual Report as it has been described paragraph 1.7, must be filed with the Mercantile Registry within one month after the approval of the annual accounts by the General Shareholders' Meeting as described above and with the CNMV and the Spanish Exchanges by the date of publication of the notice of the General Shareholders' Meeting in the Official Mercantile Registry Gazette.

Applicable Requirements: Filing with the CNMV and the Spanish Exchanges pursuant to the third Additional Provision of Royal Decree 291/1992.

2.1.4 Notification of Significant Events

Description: Spanish listed companies must file with the CNMV and include in their web site all relevant information which may be price sensitive.

Date: Notification to the CNMV must be given as soon as possible after the occurrence of any such price sensitive event.

Applicable Requirement: Notification to the CNMV pursuant to article 82 and 83 bis of the Securities Market Law (as amended by Law 44/2002 on Renovation Measures for the Financial System).

2.1.5 Notification of other significant events, including the following:

(a) Merger and split-off resolutions by the Board of Directors;

(b) Public offerings of the Company's securities and the results of such offerings;

(c) Payment of dividends;

(d) Notice of shareholders' and bondholders' meetings;

(e) Capital increases and reductions;

(f) Amendments to the Company's by-laws;

(g) Modifications to the terms of any of the Company's securities;

(h) Admission to trading on a foreign stock exchange;

(i) Conversion of warrants;

(j) Material changes in assets;

(k) Material strategic contracts and material changes in the legal, economic or international framework or the Company, and

(l) Material litigation involving the Company.

In addition to the above, in the context of a transaction that may appreciably influence the listing of securities of financial instruments affected, should an abnormal evolution of the volume contracted or negotiated prices occur or should there be a rational indication that such an evolution is taking place as a result of the premature, partial or distorted disclosure of a such transaction, the company shall immediately issue a Significant Event, providing information on the status of the same.

Date: Notification to the CNMV must be made as soon as possible after the occurrence of any such event, unless a special rule applies.

Applicable Requirement: Filing with the CNMV pursuant to article 82 and 83 bis of the Securities Market Law (as amended by Law 44/2002 on Renovation Measures for the Financial System).

2.1.6 Internal Codes of Conduct

Description: The Board of Directors and the General Shareholders Meetings of Spanish listed companies must each approve an internal regulation/code of conduct that must be submitted to the CNMV and registered with the Mercantile Registry.

Date: Notification to the CNMV must be made as soon as possible after the approval of the relevant Codes, and shall be registered with the Mercantile Registry once such notification has been made.

Applicable Requirement: Article 113 and 115 of the Securities Market Law (as amended by Law 26/2003 on Transparency of Listed Companies).

Note: The obligation to draft and file the Internal Codes of Conduct shall be applicable from 19 July 2004.

2.1.7 Corporate Governance Annual Report

Description: Spanish listed companies must annually file with the CNMV a Corporate Governance Annual Report, which shall have at least the following information:

(a) Ownership of the Company including identification of the principal shareholders;

(b) Structure of the Company's Board of Directors;

(c) Identification of the Company's related parties transactions;

(d) Risk control policy of the Company;

(e) Operation of the Company's Shareholders' Meetings and procedures thereof;

(f) Extent to which corporate governance recommendations have been followed.

Applicable Requirements: Article 116 of the Securities Market Law (as amended by Law 26/2003 on Transparency of Listed Companies), and sections 1 to 3 of the Economic Order 3722/2003, of 26th December, on the annual corporate governance report and other information instruments of Spanish and foreign listed companies. The CNMV shall develop the relevant regulations to be followed by listed companies regarding the Standard Model of the Corporate Governance Annual Report.

Note: The obligation to file with the CNMV a Corporate Governance Annual Report will be effective as of the call of the Shareholders' Meeting for the approval of the company's annual accounts for year 2003 (Such shareholders' meeting shall take place no later than 30 June 2004, and the relevant call shall be at least 15 days before the meeting).

2.2 Non-periodic information

2.2.1 Employee Incentive Plan

(a) **Prior notice of stock options being offered.**

Description: The prior notice contains a brief description of the issuer of the options being offered to the Company's employees, and the nature and terms of the options.

Date: The prior notice to the CNMV in respect of the offering of options is made pursuant to the relevant resolutions from the selling shareholders and/or from the Company in connection with the offering.

Applicable Requirement: Prior notice and registration pursuant to articles 5 and 7 of the Royal Decree 291 of 27 March 1992, as amended, on Securities Public Offers (Royal Decree 291), and Additional Provision 16 of Law 16/1988 as established in Additional Provision 17 of Law 55/1999.

(b) **Corporate documentation**

Description: Corporate documentation evidencing the valid existence of the issuer and corporate resolutions authorising the issue of the options being offered.

Applicable Requirement: Articles 5 and 7 of Royal Decree 291 and Additional Provision 16 of Law 16/1988 as established in Additional Provision 17 of Law 55/1999.

(c) **Registration of prospectus (*Folleto Informativo*)**

Description: The *Folleto Informativo* must contain certain specific information on the employee incentive plan for employees such as

(i) the persons assuming responsibility for its contents; (ii) corporate resolutions; and (iii) the terms of the plan.

Applicable Requirement: Registration with the CNMV pursuant to article 5 of Royal Decree 291 and Additional Provision 16 of Law 16/1988, as established in Additional Provision 17 of Law 55/1999.

2.2.2 Public Offering

(a) **Prior notice of a public offering of the Company's shares; and of a *Folleto Informativo Continuado***

Description: The prior notice of the public offering contains information in respect of the Company and the selling shareholders, the shares offered, the amount of the offer, the structure of the offer and target investors; the prior notice of the *Folleto Informativo Continuado* sets forth the intention of the Company to register such *Folleto*.

Date: The prior notice to the CNMV in respect of the public offering is made pursuant to the relevant resolutions from the selling shareholders and/or from the Company in connection with the public offering. The prior notice of the *Folleto Informativo Continuado* is made wherever the Company intends to file such *Folleto*.

Applicable Requirement: Prior notice and registration pursuant to article 8 et. seq. of Royal Decree 291.

(b) **Registration of supporting documents in respect of the public offering**

Description: The CNMV requires the filing of documents supporting the relevant resolutions from the selling shareholders and/or from the Company in connection with the public offering, containing details about the shares being offered, any other document relevant to the transaction and any document containing restrictions on the acquisition of the shares being offered or restrictions on the exercise of rights attached to the securities being offered.

Applicable Requirement: Article 10 of Royal Decree 291.

(c) **Registration of prospectus pertaining to the public offering (*Folleto Informativo*)**

Description: The *Folleto Informativo* must contain certain specific information so that potential investors may evaluate the offer, the shares and the Company. The *Folleto Informativo* therefore contains information on (i) the persons assuming responsibility for its contents; (ii) the offered shares; (iii) the Company, its subsidiaries and its corporate purpose; (iv) the Company's activities; (v) the economic and financial condition of the Company; (vi) the representation, management and control of the Company; and (vii) recent trends and activities of the Company.

If the Company has recently registered a *Folleto Informativo Continuado* (containing information from (iii) to (vii) above), the *Folleto Informativo* can be abbreviated by only containing information from (i) and (ii) above.

Applicable Requirement: Registration with the CNMV pursuant to article 5 of Royal Decree 291, et. seq.

2.3 Foreign Stock Exchanges

2.3.1 PARIS

French law of July 24, 1966 relating to commercial companies does not apply to foreign companies. Therefore, the Company is not bound by the regulations which apply to French companies. However, under French regulation 98-07 of the *Commission des Opérations de Bourse* (the French Stock Exchange Authority), the Company is required to distribute in France the same information that it provides in the other foreign markets. As a result, all information filed with the CNMV in Spain shall be simultaneously filed with the *Commission des Opérations de Bourse*.

2.3.2 FRANKFURT

In the same manner as set forth above, according to section 67, subsection 2 of the Exchange Admission Regulation (§67 Abs. 2 *Börsenzulassungsverodnung*), in connection with section 44 subsection 2 of the Exchange Act (§44 Abs. 2 *Börsengesetz*), all information filed with the CNMV in Spain must also be filed with the Frankfurt Securities Market Authorities.

3 INFORMATION PROVIDED IN THE COMPANY'S WEB SITE

The address of the Company's web site is http://www.amadeus.net.

Description: Listed companies must have a web site containing at least the following information (being the Directors responsible for keeping such information updated):

(i) By-laws.

(ii) Annual accounts and internal code of conduct.

(iii) Documents relating to the General Shareholders Meeting sessions.

(iv) Information on the procedures followed by the General Shareholders Meeting.

(v) Existing communication procedures between the company and shareholders.

(vi) Methods and procedures to grant powers of representation at the General Shareholders Meeting.

(vii) Significant events.

(viii) Internal regulation of the General Shareholders Meeting.

(ix) Internal regulation of the Board of Directors and of any Commission or Committee within the Board (as the case may be).

(x) Methods and procedures to exercise distance voting.

(xi) Corporate Governance Reports.

This obligation is effective as of 9 February 2004, except for the information described in sections (viii) to (xi) above, which shall be included in the web site as soon as the obligation to have the relevant documents is enforceable.

Applicable Requirement: Article 117 of the Securities Market Law (as amended by Law 26/2003 on Transparency of Listed Companies), and section 4 of the Economic Order 3722/2003, of 26th December, on the annual corporate governance report and other information instruments of Spanish and foreign listed companies.

In addition, Spanish listed companies have now the possibility to comply with any information duties set out by the Public Companies Act through any technical, electronic or telematic mean. Shareholders will, however be entitled to request such information in hard copy.

aMaDEUS

Press Release

AMADEUS ANNOUNCES NEW VALUE-BASED PRICING FOR AIRLINE CUSTOMERS

This new pricing model is a strategic response to market reality

Madrid, 25 November 2003: Amadeus has announced its 2004 pricing for distribution services offered to airlines.

Effective 1 January 2004, the company will introduce a new, value-based pricing model, which recognises airlines' diverse commercial strategies and the different benefits that the GDS channel brings to airlines today.

This new pricing model consists of a segmented booking fee structure, defined by the nature of each airline's business profile and reach of operations. In the new structure, a booking is valued as standard or premium, depending on the worth of the reservation to the airline and the value added by the GDS to the process. The two pricing parameters are as follows:

Standard value: domestic and intra-continental reservations made within an airline's home/prime market.
Premium value: inter-continental bookings, domestic and intra-continental reservations made outside an airline's home/prime market.

The 2004 pricing will apply the following percentage changes, broken down by region, compared to Amadeus' 2003 pricing.

REGION	% change in **standard value** booking fee	% change in **premium value** booking fee
Europe	- 5%	+ 5%
North America	- 5%	+ 5%
Middle East & Africa	- 5%	+ 5%
Latin America	No change	+ 4%

Asia Pacific	No change	+ 4%

This pricing, detailed by region, will have no impact on contractual agreements that Amadeus currently has in place with travel agencies.

Itemised pricing for specific content and services

Additionally, Amadeus will be introducing an itemised pricing arrangement for specific optional distribution services in line with the requirements of each airline. This ensures greater choice and flexibility for airline customers in terms of the services they select from Amadeus. Itemised pricing will come into effect in 2005.

Low fare content

In order to provide its travel agency customers with the widest possible range of content, Amadeus will pilot in 2004 a reduced fee option for airlines to distribute selected low fare content through specific reservation classes. Travel agents will be able to choose to participate in this programme and could be asked to share in the distribution cost.

The pilot phase will allow Amadeus to work with both its travel agency and airline customers to determine the most suitable framework for the needs of the different markets.

A first step of a strategic evolution

Amadeus has presented this range of unprecedented and strategic pricing reforms as it recognises that the radical changes in the airline industry require a similar fundamental evolution in distribution pricing. An approach that goes beyond the current short-term, tactical response being offered in the market.

The Amadeus 2004 pricing is a first step towards the establishment of a value-based pricing framework. This will provide airlines worldwide with the flexibility they need to compete and will contribute to the long-term success of the travel industry as a whole.

- End -

Amadeus announces new value-based pricing model

25 November 2003

AMADEUS

Our Current Pricing Scheme

- Amadeus has traditionally charged a flat booking fee per
  - Each of the 7 territories
  - Each of the 3 levels of connectivity.

- With 2 different billing options available

AMADEUS

Amadeus New Approach

- In view of the business challenges that the commercial airlines are facing today
  - We believe that the value of the distribution services we deliver differs from one reservation to another

- We have to try to find a new model that will
  1. Be sustainable
  2. Meet the needs of airlines, travel agencies and GDS's

Strategic thinking: Value-Based Pricing

- GDS's deliver value to airlines through
  - Reach
  - Managing complexity
  - Support in yield control
  - Service to customers

- Value of a booking to an airline depends on
  - The fare sold
  - Where it is sold
  - The control and service options used

AMADEUS

The single booking fee model is time-expired

- **For 2004 Amadeus will introduce fees that vary by**
  - <u>Itinerary</u> (reflecting value of booking to airline)
    - Domestic (within the prime market of the airline)
    - Intra-territory (from the prime market of the airline to other destination within the same territory)
    - Inter-territory (from the prime market of the airline to another destination outside the same territory)
  - <u>Point of sale/reach</u> (reflecting value brought by Amadeus)
    - Sold in the airline's prime market
    - Sold outside the airline's prime market
- **We keep our two billing options per territory.**

AMADEUS

Some Definitions

- **PRIME MARKET: it will be chosen by the airline and in most of the cases it should be the home market or the market where the airline sells the largest number of bookings through Amadeus.**

- **TERRITORY:**
  - North America
  - Central America
  - Europe
  - Middle East and Africa
  - South America
  - Asia
  - South Pacific

AMADEUS

Amadeus Value-Based Pricing

- ***Standard booking fee*** for reservations made by Amadeus travel agencies located in the airline's prime market on itineraries within the same territory

- ***Premium booking fee***
  - For reservations made by Amadeus travel agencies located in the airline's prime market on itineraries between two territories and
  - For any reservation made by Amadeus travel agencies outside the airline's prime market

AMADEUS

Amadeus value-based pricing

	SOLD IN	SOLD OUT
DOMESTIC & INTRA-TERRITORY	Standard	Premium
INTER-TERRITORY	Premium	Premium

AMADEUS

Some Examples

- For AIR FRANCE

Destination	Type of Flight	Where was Sold (1)	Type of Booking
Paris-Nice	Domestic	French Travel Agency	STANDARD
Paris-London	Intra-Territory	French Travel Agency	STANDARD
Paris-Nice	Domestic	NON French Travel Agency	PREMIUM
Paris-London	Intra-Territory	NON French Travel Agency	PREMIUM
Paris-New York	Inter- Territory	French Travel Agency	PREMIUM
Paris-New York	Inter- Territory	NON French Travel Agency	PREMIUM

(1) Assuming that Air France choses France as its 'prime market'

AMADEUS

Our 2004 Pricing Scheme


North America
Standard Premium
- 5% + 5%
Europe
Standard Premium
- 5% + 5%
Asia
Standard Premium
0% + 4%
Latin America
Standard Premium
0% + 4%
Middle East&Africa
Standard Premium
- 5% + 5%
South Pacific
Standard Premium
0% + 4%

amadeus

Impact in 2004 Revenues

- **Currently, we estimate that our 2004 total revenues will move in the range of:**

0% to +5%

AMADEUS

Introducing itemised pricing

- Increasingly we will itemise value-adding control and service features, and charge for them separately

- However, effective only as of 2005

AMADEUS

Addressing low-fare distribution

- Agents and most airlines prefer full content in GDS
- Will not happen at today's fee levels
- Agents already paying for low-fare content in various ways
- Need to find models by which agents can contribute to GDS cost in return for access to low-fare content
- Selective pilots in 2004
- Not appropriate in some regions
- Needs 3-way understanding: airlines, agencies, GDS

AMADEUS

The changed business model for the future

- Many different booking fees reflecting
  - Value
  - Product sophistication
    - Lower fee for baseline solutions
    - Incremental fees for control and service solutions
- Align our business model with the new needs of our clients
- GDS will continue to be the primary content aggregator
- A paradigm change – robust enough for next decade

AMADEUS

Airline distribution:
A new value-based pricing model

David V. Jones
Executive Vice President, Commercial
Amadeus

25 November 2003

AMADEUS

Airlines and GDS in 2003

- Airlines want to reduce all costs, including distribution costs
- Success with base commissions
- GDS fees are approx. 2% of total airline costs
- Reject GDS pricing model
  - Feel themselves “captive” customers
  - Are not particularly in favour of agency incentives
- Observing Low Cost Carrier model
- Pushing direct distribution and GDS-bypass options

amadeus

GDS responses

- Sabre has initiated a discounting trend (DCA)
  - Discount on booking fee
  - 3-year freeze
  - Participation in Sabre at highest level of access
  - Focused on North America
- Galileo has followed suit
- Now Worldspan joining in

For North America a 3-year truce has been achieved

Amadeus options

- Follow ?

- Or try to find a new model that will
  1. Be sustainable
  2. Meet the needs of airlines, travel agencies and GDSs?

AMADEUS

Strategic thinking: value-based pricing

- GDSs deliver value to airlines through
  - Reach
  - Managing complexity
  - Support in yield management
  - Service to customers

- Value of a booking to an airline depends on
  - The fare sold
  - Where it is sold
  - The control and service options used

The single booking fee model is time-expired

- For 2004 Amadeus will introduce fees that vary by
  - Itinerary (reflecting value of booking to airline)
  - Point of sale (reflecting value brought by Amadeus)

- A modest first step in a new direction

AMADEUS

Amadeus value-based pricing

- Standard value booking fee for reservations made by travel agencies located in the airline's prime market on itineraries within the same region

- Premium value booking fee for reservations made by travel agencies located in the airline's prime market on itineraries between two regions and for any reservation made by travel agencies outside the airline's prime market

AMADEUS

Booking fee change by region

REGION	% change in Standard value	% change in Premium value
Europe	- 5%	+ 5%
North America	- 5%	+ 5%
Middle East & Africa	- 5%	+ 5%
Latin America	No change	+ 4%
Asia Pacific	No change	+ 4%

AMADEUS

Introducing itemised pricing

- Increasingly we will itemise value-adding control and service features, and charge for them separately
- However, effective only as of 2005

AMADEUS

Addressing low-fare distribution

- Agents and most airlines prefer full content in GDS
  - Will not happen at today's fee levels
- Agents already paying for low-fare content in various ways
- Our aim is to ensure that low fare content is available in Amadeus
  - At a lower cost to the travel agent than is the case today
  - We cannot rule out that this could mean a reduction in incentive payments, or even the payment of a modest fee
- Selective experiments in 2004
- Needs 3-way understanding: airlines, agencies, Amadeus

The changed business model of c2006

- Many different booking fees reflecting
  - Value
  - Product sophistication
    - Lower fee for baseline solutions
    - Incremental fees for optional control and service solutions
- Both airlines and travel agencies will understand more clearly the value they are receiving from Amadeus
- GDS still the primary content aggregator
- A paradigm change - robust enough for the next decade

AMADEUS

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary to the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

1. BOARD OF DIRECTORS; APPOINTMENT OF A NEW BOARD MEMBER.

Mr. José Caparrós Pérez has been appointed Independent Director of the Board of Amadeus by cooptation procedure, replacing Mr. Fernando Conte who left the Board when he was appointed President of Iberia.

Mr. Caparrós, electric engineer, is currently the "Chief Country Representative and Vice President" of Bombardier Transportation Spain, S.A. He was, among others, member of the Board of Directors of Argentaria and BBVA, the latter until year 2000.

He has also been appointed member of the Compensation and Audit Committees of the Board of Directors of Amadeus, replacing the said Mr. Conte.

Madrid, 4th December 2003

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

INSCRITA EN EL REGISTRO MERCANTIL DE MADRID, TOMO 8906, GENERAL 7760 DE LA SECCIÓN 3ª DEL LIBRO DE SOCIEDADES, FOLIO 15, HOJA 84.913-1 - CIF / VAT: ESA-78876919

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary to the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

1. CHANGES IN THE BOARD OF DIRECTORS; RESIGNATION AND APPOINTMENT OF A NEW BOARD MEMBER.

The Board of Directors informs that Mr. Guillermo Serrano de Entrambasaguas submitted his resignation as Board member of Amadeus, effective November 15, 2003 and that Mrs. Silvia Cairo Jordán, International Sales Vice President of Iberia, has been appointed new Board member by cooptation procedure, replacing Mr. Serrano, effective date December 17, 2003.

As a result of Mr. Serrano´resignation and the vacancy in the Nomination Committee of the Board of Directors of Amadeus, the latter has appointed Mr. Enrique Dupuy de Lôme Chavarri, Amadeus Board member and current CFO of Iberia, to cover the vacancy.

Madrid, 22nd December 2003

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A. SALVADOR DE MADARIAGA, 1 28027 - MADRID, SPAIN TELEPHONE. INT. + 34 - 915 820 100 TELEFAX. INT. + 34 - 915 820 144/33

aMaDEUS

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary to the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

AMADEUS TO TAKE 20 PER CENT SHAREHOLDING IN COMTEC

Amadeus today announced it is expanding its agency and tour distribution offering through a strategic technology partnership with Comtec (Europe) Ltd, the U.K.'s leading provider of innovative software solutions for the leisure travel industry. Under the terms of the transaction, Amadeus will acquire a 20 per cent shareholding in Comtec for an amount of GBP two million.

The agreement underlines the commitment of both companies to enhance and expand their existing businesses by delivering the building blocks for the future of leisure travel technology in the U.K. and in continental Europe.

The partnership will provide the platform for the two companies to introduce a range of products and services to fulfil the leisure travel industry's long-held need for integrated distribution services. As a result, travel agencies and tour operators will be able to deliver the widest and best possible choice of leisure packages and dynamic packaging options to the traveller.

Madrid, 4th of February 2004

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A.
SALVADOR DE MADARIAGA 1
28027 MADRID
SPAIN
T + 34 915 820 100
F + 34 915 820 144
+ 34 915 820 133

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary to the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

1. CHANGES IN THE BOARD OF DIRECTORS; RESIGNATION OF BOARD MEMBERS.

Mr. Peter Franke and Mr. Ralf Teckentrup, members of the Board of Directors of Amadeus both representing Lufthansa as significant shareholder, submitted their resignation as Board members of Amadeus effective February 17, 2004.

As a result of Mr. Teckentrup´ resignation, a vacancy is created in the Compensation Committee of the Board of Directors of Amadeus.

The Amadeus Board of Directors will initiate shortly, if appropriate, the legal and statutory process for the appointment of the new Directors.

Madrid, 24th February 2004

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

aMaDEUS

Press Release

Fourth Quarter/Full Year 2003 Results[1]

(For the period to 31 December 2003)

Solid performance beats expectations in adverse conditions

Commenting on the results, **Amadeus President and CEO José Antonio Tazón** said: *"In a year with the highest annual drop in international travel[2] ever registered by the World Tourism Organization since its foundation in 1950, Amadeus ended 2003 with a strong fourth quarter performance, and concluded the year slightly above our forecasts, despite the challenging environment for GDSs and tough conditions in the travel industry overall. With annual revenue up by 3.9 per cent to EUR 1,929.0 million, full year net income[3] rose by 8.9 % to EUR 160.1 million, even though comparable year-on-year reservations processed[4] contracted by 2.6% to 385.5m, slightly more than predicted. Reservations revenue stayed level over the year while other revenue, including IT Services and E-Commerce rose by 19.3%.*

Overall, these results reflect clearly the success of our geographical expansion strategy, which allows us to weather travel downturns more easily, and our gradual product diversification which continues to open new revenue sources."

OUTLOOK

For the full year 2004, net income is forecast to reach between EUR 165m – 175m, while total reservations growth is expected to increase some 3% - 4% year on year. Revenue forecast remains as per our November 2003 guidance, at flat to 5% growth.

For further information please contact:
Alejandra Moore Mayorga
Grupo Albión
Tel: +34 91 531 23 88
Mobile: +34 670 799 335
Email: amoore@grupoalbion.net
Email: info@amadeus.net
Web: www.amadeus.com

[1] Based on International Accounting Standards (IAS); 2003 figures unaudited.
[2] International Tourist Arrivals declined 1.2% in 2003. Source: WTO 27 January, 2004
[3] including Special Items
[4] Excluding German Leisure bookings

Fourth Quarter and Full Year 2003 Results[5]

Madrid, 12 February 2004: Amadeus Global Travel Distribution (AMS: Madrid, ISIN ES0109169013), the leading Global Distribution System (GDS) and travel industry technology provider, has today reported its fourth quarter and full year results for the period ended 31 December 2003.

Fourth Quarter 2003 Highlights (to 31 December 2003)

(In million EUR)	Q4 2003	Q4 2002	Growth %
Revenue	475.6	451.4	5.4
EBITDA (1)	123.3	111.3	10.8
Net Income (excluding special items)	27.8	26.7	4.1
Net Income (including special items)	27.8	20.7	34.3
Bookings (millions) excl. German Leisure	93.5	93.6	-0.1
Total Bookings (millions) incl. German Leisure	103.7	93.6	10.8

(1) EBITDA = operating income + operating depreciation and amortisation

Total **revenue** for the fourth quarter ended 31 December 2003 was EUR 475.6 million, an increase of 5.4 per cent over the same period in 2002. Booking revenue in the quarter increased by 2.9 per cent to 351.5 million, while non-booking revenue rose by 13.0 per cent to 124.1 million over the same period in 2002.

Overall **bookings** for the period were 103.7 million, an increase of 10.8 per cent over the final quarter of 2002. Travel agency air bookings, which can be tracked worldwide for all GDSs through MIDT (Marketing Industry Data Tapes), show an industry decline of 0.3% over the quarter, with Amadeus bookings up 2.0%, taking its global market share to 29.7%, 2.8 percentage points ahead of its nearest competitor.

In regional terms, Central and Eastern Europe, Africa and the Middle East, and Asia Pacific showed industry-wide growth in travel agency air reservations, with Amadeus clearly outpacing market growth in Central Europe and Africa /Middle East with increases of 25% and 33% respectively.

Operating income was EUR 67.5 million, which was 25.2 per cent ahead of the fourth quarter in 2002. **EBITDA** for the quarter was EUR 123.3 million, an increase of 10.8 per cent over the equivalent period in 2002.

Net income for the quarter, excluding special items, was EUR 27.8 million, an increase of 4.1 per cent over the final quarter of 2002.

[5] Based on International Accounting Standards (IAS); 2003 figures unaudited.

Fourth Quarter 2003 – Operating Highlights

During the fourth quarter, Amadeus announced its 2004 value-based pricing for distribution services offered to airlines. Effective 1 January 2004, the company introduced a new pricing scheme which recognises airlines' diverse commercial strategies and the different benefits that the GDS channel brings to airlines today.

Travel Distribution (to travel agents and airline sales offices)

- The Hertz Corporation joined Amadeus Complete Access Plus, Amadeus' highest level of connectivity for car rental bookings; giving travel agents direct access to Hertz's reservation system for real-time availability and full pricing transparency. So far, 11 car rental companies have signed up for distribution via Complete Access Plus, which means that by the end of the first quarter 2004, 99 per cent of all car rental bookings made through Amadeus will be made through Complete Access Plus.

- The 4th quarter of 2003 has shown a significant 18% growth in cruise bookings, specifically from US and UK travel agencies. In addition the Amadeus Cruise API has been implemented with Onetravel.com with the objective of reselling Amadeus Cruise content to US online agencies

- Bookings through Amadeus Hotels saw an 11% increase in the year 2003. This is largely due to the highly successful acceptance of Dynamic Access, the highest level of connection for hotel providers, giving true rate and availability transparency to the travel agent.

- Amadeus signed an agreement with Leonardo, the world's leading provider of rich media travel content management for the travel industry, in order to provide hotel multimedia content and images for the Amadeus browser-based front office (Vista) as well as for online travel sites.

E-Commerce (e-Travel)

- Bookings through e-Travel grew by 75% in the fourth quarter 2003. Aergo, e-Travel's corporate self-booking tool, registered a bookings growth rate of 31% in the US and 104% in the rest of the world.

- In October, Qantas expanded the outsourcing of its travel website to e-Travel for five years, including all leisure, managed, and unmanaged online travel booking solutions.

- Also in October, e-Travel announced that bmi, the United Kingdom's second-largest full-service scheduled airline, had launched its new Web site, powered by Planitgo, e-Travel's internet booking engine.

- In Asia Pacific, Pacific Air, EVA Air of Taiwan and Hong Kong's Dragonair have also adopted e-Travel Planitgo to power their Internet booking Web sites.

Airline IT Services

Amadeus continued to expand its technology solutions portfolio for the airline industry and acquired 100% Airline Automation Inc. (AAI), a leading provider of Revenue Integrity Services for the airline industry and currently servicing more than 55% of US domestic reservations, including American Airlines, Delta Air Lines and Continental Airlines.

Full Year 2003 Highlights (to 31 December 2003)

(In million EUR)	2003	2002	Growth %
Revenues	1,929.0	1,856.3	3.9
EBITDA (1)	532.5	491.4	8.4
Net Income (excluding special items)	158.4	148.6	6.6
Net Income (including special items)	160.1	147.1	8.9
Bookings (millions) excl German Leisure	385.5	395.6	-2.6
Total Bookings (millions) incl German Leisure	421.8	395.6	6.6

(1) EBITDA = operating income + operating depreciation and amortisation

Total **revenue** for the year to 31 December 2003 was EUR 1,929.0 million, an increase of 3.9 per cent on 2002. Booking revenue was practically flat, whereas non-booking revenue rose by 19.3 per cent compared with 2002.

Total **bookings** for the year, including German leisure bookings consolidated from March, were 421.8 million, an increase of 6.6 per cent on the previous year. Amadeus was able to hold its ground everywhere and to outpace the market in Western Europe, Central Europe and Africa & Middle East, increasing overall global market share for the year by 1.6 pp to 28.8%. For the third consecutive year, travel booking activity remained depressed in North America, falling 8.4% overall: Amadeus bookings fell by 3.7%, while market share rose by 0.5 percentage points to 9.03%. The industry also registered decreased activity in all regions worldwide except Central Europe and Middle East and Africa.

Operating income for 2003 was EUR 320.6 million representing an increase of 4.3 per cent over 2002. **EBITDA** for the full year was EUR 532.5 million, an increase of 8.4 per cent on 2002.

2003 **net income**, excluding special items, increased by 6.6 per cent to EUR 158.4 million.

Outlook

For the full year 2004, net income is forecast to reach between EUR 165m – 175m, while total reservations growth is expected to increase some 3% - 4% year on year. Revenue forecast remains as per our November 2003 guidance, at flat to 5% growth.

-END-

Note

This document contains certain forward-looking statements and information that are based on the current expectations of the Company's management as well as assumptions based on information available to the Company. Such statements reflect the current views of the Company, or its management, with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company, that may be expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these statements. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements set forth in this document, whether on the basis of new information, future events or otherwise.

Amadeus Global Travel Distribution (MAD: AMS)

Amadeus is the leading global distribution system (GDS) and technology provider, serving the marketing, sales and distribution needs of the world's travel and tourism industries. Its comprehensive GDS data processing centre serves some 60,000 travel agency locations and more than 10,000 airline sales offices, which together total around 290,000 points of sale located in over 210 markets worldwide.

Through the Amadeus GDS, travel agencies and airline offices are able to make bookings on more than 95 per cent of the world's scheduled airline seats. The system also provides access to 63,000 hotel properties, 50 car rental companies serving some 25,600 locations, and other provider groups including: ferry; rail; cruise; insurance and tour operators.

Amadeus is a leading application service provider (ASP) to the airline industry. 140 airlines use the Amadeus Sales System in their offices to provide passengers with superior and seamless service at optimal cost.

Amadeus's new generation of Passenger Service Systems, which include all IT systems associated with inventory management and departure control, will be implemented by British Airways, Qantas and Finnair.

e-Travel, Amadeus's e-commerce business unit, is global leader in online travel technology and corporate travel management solutions. It services travel agencies in 90 countries, and powers the websites of over 260 corporations and more than 60 airlines and hotels.

Amadeus is headquartered in Madrid, Spain and quoted on the Madrid, Paris and Frankfurt stock exchanges. For the year ended 31 December 2003, the company reported revenues of EUR 1,929m and net income, excluding special items, of EUR 158.4m. The Amadeus data centre is in Erding (near Munich), Germany and its principal development offices are located in Sophia Antipolis (near Nice), France. The company has some 5,000 employees worldwide.

More information about Amadeus is available at: www.amadeus.com

Selected financial information and operating statistics
For the quarter ended 31 December, 2003
(Expressed in thousands of EUROs unless indicated)

	For the quarter ended 31 December Excluding Special Items			For the quarter ended 31 December Including Special Items		
	2003 (Unaudited)	2002 (Unaudited)	% change	2003 (Unaudited)	2002 (Unaudited)	% change
Revenue	475,625	451,386	5.4%	475,625	451,386	5.4%
Cost of sales	388,201	365,038	6.3%	388,201	372,949	4.1%
Selling, general and admin. expenses	19,884	24,472	(18.7%)	19,884	24,472	(18.7%)
Total operating expenses	408,085	389,510	4.8%	408,085	397,421	2.7%
Operating income	**67,540**	**61,876**	**9.2%**	**67,540**	**53,965**	**25.2%**
Other income (expense)						
Interest expense, net	(3,641)	(4,157)	(12.4%)	(3,876)	(5,634)	(31.2%)
Exchange gains (losses)	(1,533)	413	n/a	(1,533)	413	n/a
Other	186	1,080	(82.8%)	415	1,129	(63.2%)
Income before income taxes	**62,552**	**59,212**	**5.6%**	**62,546**	**49,873**	**25.4%**
Income taxes	23,599	22,451	5.1%	23,597	19,121	23.4%
Income after taxes	**38,953**	**36,761**	**6.0%**	**38,949**	**30,752**	**26.7%**
Equity in earnings (losses) from associates	(11,168)	(5,968)	87.1%	(11,168)	(5,968)	87.1%
Equity in earnings (losses) from discontinued Operations of associates	0	(4,131)	(100.0%)	0	(4,131)	(100.0%)
Minority interests	25	47	(46.8%)	25	47	(46.8%)
Net income	**27,810**	**26,709**	**4.1%**	**27,806**	**20,700**	**34.3%**
Other information						
Operating margin	14.2%	13.7%	0.5 pp	14.2%	12.0%	2.2 pp
EBITDA (1)	**123,305**	**111,317**	**10.8%**	**123,305**	**111,317**	**10.8%**
EBITDA margin	**25.9%**	**24.7%**	**1.2 pp**	**25.9%**	**24.7%**	**1.2 pp**
Goodwill amortisation in Operating Expenses	10,929	4,877	124.1%	10,929	4,877	124.1%
Goodwill amortisation in Associates	5,542	4,522	22.5%	5,542	4,522	22.5%
Total Goodwill Amortisation	**16,471**	**9,399**	**75.2%**	**16,471**	**9,399**	**75.2%**
Booking information by Category (2)						
Air bookings	**85,766**	**85,641**	**0.1%**	**85,766**	**85,641**	**0.1%**
Non air bookings	7,733	7,971	(3.0%)	7,733	7,971	(3.0%)
Amadeus Germany Leisure bookings	10,217	0	n/a	10,217	0	n/a
Total non air bookings	**17,950**	**7,971**	**125.2%**	**17,950**	**7,971**	**125.2%**
Total Bookings	**103,716**	**93,612**	**10.8%**	**103,716**	**93,612**	**10.8%**
Total Bookings excluding Leisure bookings	**93,499**	**93,612**	**(0.1%)**	**93,499**	**93,612**	**(0.1%)**
Booking information by Region (2)						
North America (3)	**8,238**	**8,235**	**0.0%**	**8,238**	**8,235**	**0.0%**
Europe	62,466	63,001	(0.8%)	62,466	63,001	(0.8%)
Amadeus Germany Leisure bookings	10,217	0	n/a	10,217	0	n/a
Total Europe	**72,683**	**63,001**	**15.4%**	**72,683**	**63,001**	**15.4%**
Rest of the world (ROW)	**22,795**	**22,376**	**1.9%**	**22,795**	**22,376**	**1.9%**
Total Bookings	**103,716**	**93,612**	**10.8%**	**103,716**	**93,612**	**10.8%**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.
(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.
(3) North America includes: USA, Canada & Pacific Islands.

Selected financial information and operating statistics
For the twelve month period ended 31 December, 2003
(Expressed in thousands of EUROs unless indicated)

	For the twelve month period ended 31 December Excluding Special Items			For the twelve month period ended 31 December Including Special Items		
	2003 (Unaudited)	2002 (Unaudited)	% change	2003 (Unaudited)	2002	% change
Revenue	1,929,009	1,856,320	3.9%	1,929,009	1,856,320	3.9%
Cost of sales	1,528,358	1,462,943	4.5%	1,528,358	1,470,854	3.9%
Selling, general and admin. expenses	80,021	78,020	2.6%	80,021	78,020	2.6%
Total operating expenses	1,608,379	1,540,963	4.4%	1,608,379	1,548,874	3.8%
Operating income	**320,630**	**315,357**	**1.7%**	**320,630**	**307,446**	**4.3%**
Other income (expense)						
Interest expense, net	(15,235)	(14,862)	2.5%	(15,713)	(19,370)	(18.9%)
Exchange gains (losses)	(1,931)	(174)	1009.8%	(1,931)	(174)	1009.8%
Other	(192)	3,092	n/a	2,980	13,137	(77.3%)
Income before income taxes	**303,272**	**303,413**	**(0.0%)**	**305,966**	**301,039**	**1.6%**
Income taxes	121,239	116,699	3.9%	122,182	115,820	5.5%
Income after taxes	**182,033**	**186,714**	**(2.5%)**	**183,784**	**185,219**	**(0.8%)**
Equity in earnings (losses) from associates	(23,645)	(22,671)	4.3%	(23,645)	(22,671)	4.3%
Equity in earnings (losses) from discontinued Operations of associates	0	(15,468)	(100.0%)	0	(15,468)	(100.0%)
Minority interests	(25)	7	n/a	(25)	7	n/a
Net income	**158,363**	**148,582**	**6.6%**	**160,114**	**147,087**	**8.9%**
Other information						
Operating margin	16.6%	17.0%	(0.4 pp)	16.6%	16.6%	0.0 pp
EBITDA (1)	**532,535**	**491,361**	**8.4%**	**532,535**	**491,361**	**8.4%**
EBITDA margin	**27.6%**	**26.5%**	**1.1 pp**	**27.6%**	**26.5%**	**1.1 pp**
Goodwill amortisation in Operating Expenses	39,795	14,919	166.7%	39,795	14,919	166.7%
Goodwill amortisation in Associates	17,025	18,069	(5.8%)	17,025	18,069	(5.8%)
Total Goodwill Amortisation	**56,820**	**32,988**	**72.2%**	**56,820**	**32,988**	**72.2%**
Booking information by Category (2)						
Air bookings	**356,393**	**364,647**	**(2.3%)**	**356,393**	**364,647**	**(2.3%)**
Non air bookings	29,078	30,919	(6.0%)	29,078	30,919	(6.0%)
Amadeus Germany Leisure bookings	36,338	0	n/a	36,338	0	n/a
Total non air bookings	**65,416**	**30,919**	**111.6%**	**65,416**	**30,919**	**111.6%**
Total Bookings	**421,809**	**395,566**	**6.6%**	**421,809**	**395,566**	**6.6%**
Total Bookings excluding Leisure bookings	**385,471**	**395,566**	**(2.6%)**	**385,471**	**395,566**	**(2.6%)**
Booking information by Region (2)						
North America (3)	**36,948**	**38,362**	**(3.7%)**	**36,948**	**38,362**	**(3.7%)**
Europe	257,733	259,186	(0.6%)	257,733	259,186	(0.6%)
Amadeus Germany Leisure bookings	36,338	0	n/a	36,338	0	n/a
Total Europe	**294,071**	**259,186**	**13.5%**	**294,071**	**259,186**	**13.5%**
Rest of the world (ROW)	**90,790**	**98,018**	**(7.4%)**	**90,790**	**98,018**	**(7.4%)**
Total Bookings	**421,809**	**395,566**	**6.6%**	**421,809**	**395,566**	**6.6%**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.

(3) North America includes: USA, Canada & Pacific Islands.

AMADEUS

FY 2003 Results

12 February, 2004

AMADEUS

Disclaimer

There are statements in this presentation and those that follow which are not purely historical facts, including statements about anticipated or expected future revenue and earnings growth. All forward looking statements in these releases are based upon information available to Amadeus on the date of this presentation. Any forward looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward looking statements. Amadeus undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on forward looking statements

This presentation and those that follow have to be accompanied by a verbal explanation. A simple reading of this presentation without the appropriate verbal explanation could give rise to a partial or incorrect understanding

Highlights

- 2003 has been a difficult year
  - Tough environment
    - War in Iraq
    - SARS

- Amadeus 2003 net income excluding special items increases 6.6%
to Eur 158 M
  - Once again, we have delivered our commitments

- The deregulation process has started

AMADEUS

FY 2003 Main Figures

In million Euros	FY03	FY02	Var (%)
Bookings	421.8	395.6	6.6%
Revenues	1929	1856.3	3.9%
EBITDA	532.5	491.4	8.4%
% Margin	27.6%	26.5%	1.1pp
EBIT	320.6	315.4	1.7%
% Margin	16.6%	17.0%	(0.4)pp
Net income (EXcl extr-items)	158.4	148.6	6.6%

Bookings


396
31
365
-2.6%
-6.0%
-2.3%
386
29
357
422
36
FY 2002
FY 2003
Ams Germany Bks
Non Air Bookings
Air Bookings
In million Euros

Market Share - FY'03 & Change since FY '02
Travel Agency Air Bookings


North America 9%
0.5pp
W.Europe 54.9%
2.2pp
CESE 54.7%
5.7pp
Asia Pacific 28.1%
0.3pp
Middle East
& Africa 19.9%
4.4pp
Latin America(1) 37.4%
-0.1pp
South America 45.4%
-0.4pp
Globally 28.8%
1.6pp

Source MIDT

(1) Latin America includes South America + CCM (Central America, Caribbean & Mexico)

Revenues



1856
397
1459
FY2002
3.9%
19.3%
-0.3%
1929
474
1455
FY 2003
Non Bookings Fee Revenues
Bookings Fee Revenues
In million Euros

Non Booking related Revenue


397
474
19.3%
15.8%
44.8%
19.1%
74
12
311
86
17
371
IT Services
E-commerce
Traditional
FY 2002
FY 2003
In million Euros

EBITDA & EBIT



8.4%
491
533
20.4%
176
212
1.7%
315
321
EBITDA
EBIT
Depreciation & Amortization
FY 2002
FY 2003
In million Euros

Results by line of business

	Traditional	IT Business	E-commerce	Total
Total Revenues	1718.5	86.3	124.2	1929
EBITDA	514.7	24.9	-7	532.6
EBITDA Margin%	29.9%	28.9%	-	**27.6%**
EBIT	351.8	-5.1	-26	320.7
EBIT Margin%	20.5%	-	-	**16.6%**

In million Euros

Other Information

COMTEC
THE FUTURE OF TRAVEL TECHNOLOGY

Optims

opodo
Travel your way

Other Information

Value for Airline (- to +)

Value for Airline	Trip	In-Market (-)	Out of Market (+)
-	Domestic & Intra-Territory	Standard	Premium
+	Inter-Territory	Premium	Premium

Points of Sale → columns; Booking Fee → cells

Outlook 2004

- Revenues: 0% to +5%
- Bookings (excl. Start leisure): +3% to +4%
- Net Income: Eur 165M to Eur 175M

Reference No. 82-5173

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Management discussion and analysis of financial conditions and results of operations for the quarter and full year ended 31 December 2003.

Summary

- Revenues up 5.4% in the quarter versus Q4 2002, to EUR 475.6m
- 10.8% increase in EBITDA to EUR 123.3m
- Net income up 34.3% to EUR 27.8m over Q4 2002

Fourth quarter highlights (for the three months ended 31 December 2003)

Total revenue for the quarter ended 31 December 2003, was EUR 475.6m, representing an increase of 5.4% or EUR 24.2m compared with the same period in 2002.

Comparable **bookings** for the quarter were 93.5m, representing a decrease of 0.1% with respect to the same period of 2002.

Due to the acquisition of Amadeus Germany (formerly Start), we are including an additional 10.2m leisure bookings in the quarter, mainly in rail and tour, which brings our total number of bookings to 103.7m, or 10.8% above the fourth quarter of last year.

Excluding the aforementioned leisure bookings, Europe saw a decline of 0.8% or 0.5m bookings. In North America, bookings remained level with prior year, with the Rest of the World (ROW) reporting an increase of 1.9% or 0.4m. Total air bookings increased by 0.1% or 0.1m to a total of 85.8m. Non-air bookings fell 3.0% or 0.2m to 7.7m.

Booking revenue increased by 2.9% or EUR 10.0m to EUR 351.5m over the same period of last year. In spite of marginally negative booking growth, this increase was mainly driven by a more favourable booking mix and the annual price increase.

Non booking fee revenue grew by 13.0% or EUR 14.3m principally due to increases in travel agency fees coming from our recently acquired NMC, Amadeus Germany.

Operating expenses for the quarter were EUR 408.1m, representing an increase of 2.7% over the same period in 2002.

Cost of sales increased by 4.1% or EUR 15.3m to EUR 388.2m. Excluding the impact of recent acquisitions (ICSA T and Amadeus Germany), cost of sales would have decreased by 2.0%.

Selling, general and administrative expenses decreased EUR 4.6m over the prior year to EUR 19.9m. Excluding the movement in the provision for doubtful debts, SG&A fell EUR 2.9m, representing 4.2% of revenues compared to 5.0% over the same period of the prior year.

Operating income for the quarter was EUR 67.5m, up 25.2% compared with EUR 54.0m for the same period in 2002.

EBITDA for the quarter was EUR 123.3m, up 10.8% or EUR 12.0m, compared with EUR 111.3m for the same period in 2002.

Net income excluding special items for the quarter ended 31 December 2003 was EUR 27.8m, up 4.1% compared with EUR 26.7m for the same period in 2002.

Special items for the quarter had no significant impact on Amadeus' results compared with after-tax losses of EUR 6.0m in the same quarter of 2002.

Results from associates for the quarter, before amortisation of goodwill of EUR 5.5m, were losses of EUR 5.6m compared with losses of EUR 5.5m for the same quarter in 2002. This quarter's results were impacted by EUR 5.4m due to asset impairments carried out by some of our associates at local level. The most significant of these was a EUR 3.4m charge in the Brazilian market related to the full acquisition of this NMC. We have also accelerated the amortisation of EUR 2.6m of goodwill in some of our e-commerce joint ventures at a central level. Following this, there remains approximately EUR 1m of goodwill outstanding in our balance sheet related to our start-up e-commerce joint ventures.

Consequently, **net income** for the quarter was EUR 27.8m, an increase of 34.3% compared with EUR 20.7m for the same period in 2002.

Year to date highlights (for the full year ended 31 December 2003)

Total revenue for the full year ended 31 December 2003, was EUR 1,929.0m, representing an increase of 3.9% or EUR 72.7m compared with the same period in 2002.

Comparable **Bookings** for the full year were 385.5m, representing a decrease of 2.6% with respect to the same period of 2002.

Due to the acquisition of Amadeus Germany, we include an additional 36.3m leisure bookings, mainly in rail and tour, which brings our total number to 421.8m, or 6.6% above last year.

Excluding those, and compared with full year 2002, bookings in Europe decreased by 0.6% or 1.5m. In North America and the Rest of the World (ROW) bookings decreased by 3.7% or 1.4m and 7.4% or 7.2m, respectively. Total air bookings fell by 2.3% or 8.3m to a total of 356.4m. Non-air bookings fell 6.0% or 1.8m to 29.1m.

Booking revenue decreased by 0.3% or EUR 3.9m to EUR 1,455.4m over the same period of last year, mainly as a result of the drop air bookings and adverse foreign exchange movements. This was however partly compensated for by a favourable booking mix and the price increase.

Non booking fee revenue increased by 19.3% or EUR 76.5m principally due to increases in travel agency fees coming from our recently acquired NMCs, Amadeus Scandinavia and Amadeus Germany and increases in BA / Qantas related business.

Operating expenses for the full year were EUR 1,608.4m, representing an increase of 3.8% over the same period in 2002.

Cost of sales increased by 3.9% or EUR 57.5m to EUR 1,528.4m. Excluding the impact of recent acquisitions (ICSA T, Amadeus Scandinavia & Germany), cost of sales would have decreased by 2.7%.

Selling, general and administrative expenses increased 2.6% or EUR 2.0m over the prior year to EUR 80.0m, principally due to higher provisions for doubtful debts from travel providers in 2003, which amounted to EUR 9.8m versus EUR 7.4m for the same period in the prior year.

Operating income for the full year 2003 was EUR 320.6m, up 4.3%, compared with the same period in 2002.

EBITDA for the full year was EUR 532.5m, up 8.4%, compared with EUR 491.4m for the same period in 2002. In spite of continued depreciation of the US dollar during the year, Amadeus managed to limit its impact in EBITDA to approximately EUR -3m due to hedging programs in place at rates close to last year.

Net income excluding special items for the full year amounted to EUR 158.4m, up 6.6% compared with EUR 148.6m for the same period in 2002.

Special items for the full year amounted to after-tax gains of EUR 1.7m compared with net losses of EUR 1.5m in the full year ended December 2002. Included in last year's special items was a write down of certain software development projects related to the leisure industry amounting to EUR 5.1m after-tax.

Results from associates, before amortisation of goodwill for the full year of EUR 17.0m, amounted to losses of EUR 6.6m compared with losses of EUR 20.1m for the same period 2002.

Consequently, **net income** for the full year was EUR 160.1m, an increase of 8.9% compared with EUR 147.1m for the same period in 2002.

Provision for Taxes

The effective tax rate as of 31 December 2003 was 39.9%, down 0.6 p.p. from the previous quarter.

Outlook

Amadeus management assumes that 2004 booking volumes could grow between 3% and 4% vs 2003. In spite of January bookings level with prior year, positive growth is anticipated in the coming months thanks to a weak base in 2003 (due to the Iraq war and SARS). In this context of weakness of the USD, our November guidance on revenues (from flat to 5% growth) remains valid.

The company continues to work on its cost restructuring plan initiated in 2003 that will allow us to save money in order to invest in areas of growth such as leisure or IT. We would also like to note that the current weakness of the USD may have some impact on our P&L as the rate at which we are able protect our profits in USD worsens with respect to that of prior years. Taking all these elements into consideration as well as the challenging competitive environment, Amadeus management believes that net income could range from EUR 165m to EUR 175m in 2004.

Business Highlights

During the fourth quarter, Amadeus announced its 2004 value-based pricing for distribution services offered to airlines. Effective 1 January 2004, the company introduced a new pricing scheme which recognises airlines' diverse commercial strategies and the different benefits that the GDS channel brings to airlines today.

Travel Distribution (to travel agents and airline sales offices)

- The Hertz Corporation joined Amadeus Complete Access Plus, Amadeus' highest level of connectivity for car rental bookings; giving travel agents direct access to Hertz's reservation system for real-time availability and full pricing transparency. So far, 11 car rental companies have signed up for distribution via Complete Access Plus, which means that by the end of the first quarter 2004, 99 per cent of all car rental bookings made through Amadeus will be made through Complete Access Plus.

- The 4th quarter of 2003 has shown a significant 18% growth in cruise bookings, specifically from US and UK travel agencies. In addition the Amadeus Cruise API has been implemented with Onetravel.com with the objective of reselling Amadeus Cruise content to US online agencies

- Bookings through Amadeus Hotels saw an 11% increase in the year 2003. This is largely due to the highly successful acceptance of Dynamic Access, the highest level of connection for hotel providers, giving true rate and availability transparency to the travel agent.

- Amadeus signed an agreement with Leonardo, the world's leading provider of rich media travel content management for the travel industry, in order to provide hotel multimedia content and images for the Amadeus browser-based front office (Vista) as well as for online travel sites.

E-Commerce (e-Travel)

- Bookings through e-Travel grew by 75% in the fourth quarter 2003. Aergo, e-Travel's corporate self-booking tool, registered a bookings growth rate of 31% in the US and 104% in the rest of the world.

Selected financial information and operating statistics
For the twelve month period ended 31 December, 2003
(Expressed in thousands of EUROs unless indicated)

	For the twelve month period ended 31 December **Excluding Special Items**			For the twelve month period ended 31 December **Including Special Items**		
	2003 (Unaudited)	2002 (Unaudited)	% change	2003 (Unaudited)	2002	% change
Revenue	1,929,009	1,856,320	3.9%	1,929,009	1,856,320	3.9%
Cost of sales	1,528,358	1,462,943	4.5%	1,528,358	1,470,854	3.9%
Selling, general and admin. expenses	80,021	78,020	2.6%	80,021	78,020	2.6%
Total operating expenses	1,608,379	1,540,963	4.4%	1,608,379	1,548,874	3.8%
Operating income	**320,630**	**315,357**	**1.7%**	**320,630**	**307,446**	**4.3%**
Other income (expense)						
Interest expense, net	(15,235)	(14,862)	2.5%	(15,713)	(19,370)	(18.9%)
Exchange gains (losses)	(1,931)	(174)	1009.8%	(1,931)	(174)	1009.8%
Other	(192)	3,092	n/a	2,980	13,137	(77.3%)
Income before income taxes	**303,272**	**303,413**	**(0.0%)**	**305,966**	**301,039**	**1.6%**
Income taxes	121,239	116,699	3.9%	122,182	115,820	5.5%
Income after taxes	**182,033**	**186,714**	**(2.5%)**	**183,784**	**185,219**	**(0.8%)**
Equity in earnings (losses) from associates	(23,645)	(22,671)	4.3%	(23,645)	(22,671)	4.3%
Equity in earnings (losses) from discontinued Operations of associates	0	(15,468)	(100.0%)	0	(15,468)	(100.0%)
Minority interests	(25)	7	n/a	(25)	7	n/a
Net income	**158,363**	**148,582**	**6.6%**	**160,114**	**147,087**	**8.9%**
Other information						
Operating margin	16.6%	17.0%	(0.4 pp)	16.6%	16.6%	0.0 pp
EBITDA (1)	**532,535**	**491,361**	**8.4%**	**532,535**	**491,361**	**8.4%**
EBITDA margin	**27.6%**	**26.5%**	**1.1 pp**	**27.6%**	**26.5%**	**1.1 pp**
Goodwill amortisation in Operating Expenses	39,795	14,919	166.7%	39,795	14,919	166.7%
Goodwill amortisation in Associates	17,025	18,069	(5.8%)	17,025	18,069	(5.8%)
Total Goodwill Amortisation	**56,820**	**32,988**	**72.2%**	**56,820**	**32,988**	**72.2%**
Booking information by Category (2)						
Air bookings	**356,393**	**364,647**	**(2.3%)**	**356,393**	**364,647**	**(2.3%)**
Non air bookings	29,078	30,919	(6.0%)	29,078	30,919	(6.0%)
Amadeus Germany Leisure bookings	36,338	0	n/a	36,338	0	n/a
Total non air bookings	**65,416**	**30,919**	**111.6%**	**65,416**	**30,919**	**111.6%**
Total Bookings	**421,809**	**395,566**	**6.6%**	**421,809**	**395,566**	**6.6%**
Total Bookings excluding Leisure bookings	**385,471**	**395,566**	**(2.6%)**	**385,471**	**395,566**	**(2.6%)**
Booking information by Region (2)						
North America (3)	**36,948**	**38,362**	**(3.7%)**	**36,948**	**38,362**	**(3.7%)**
Europe	257,733	259,186	(0.6%)	257,733	259,186	(0.6%)
Amadeus Germany Leisure bookings	36,338	0	n/a	36,338	0	n/a
Total Europe	**294,071**	**259,186**	**13.5%**	**294,071**	**259,186**	**13.5%**
Rest of the world (ROW)	**90,790**	**98,018**	**(7.4%)**	**90,790**	**98,018**	**(7.4%)**
Total Bookings	**421,809**	**395,566**	**6.6%**	**421,809**	**395,566**	**6.6%**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.

(3) North America includes: USA, Canada & Pacific Islands.